FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of December 14, 2005

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                                           SIGNET GROUP plc

                                            ANNOUNCEMENT OF RESULT OF AN EGM OF THE COMPANY

Signet Group plc gives notice that at an Extraordinary General Meeting held on Wednesday 14 December 2005 the resolution proposed to shareholders was approved.

For further information contact:

Tim Jackson
Investor Relations Director
Signet Group plc
Tel: 020 7399 9520

Signet Group plc is listed on the London Stock Exchange and the New York Stock Exchange. Information about the Company can be found at www.signetgroupplc.com.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                              By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                            Title: Group Finance Director

Date:   December 14, 2005